

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2025

R. Erik Holmlin, Ph.D.
President and Chief Executive Officer
Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121

      Re: Bionano Genomics, Inc.
           Registration Statement on Form S-3
           Filed January 3, 2025
           File No. 333-284124

Dear R. Erik Holmlin Ph.D.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Industrial Applications and Services

cc: Tom Coll, Esq.